		   SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C. 20549

			      Schedule 13D

		Under the Securities Exchange Act of 1934
			    (Amendment No. 3)

		       CLEVETRUST REALTY INVESTORS
			     (Name of Issuer)

		      SHARES OF BENEFICIAL INTEREST
		      (Title of Class of Securities)

			       186780-10-2
			      (CUSIP Number)

			    Stephen R. Kalette
       3830 Kelley Avenue, Cleveland OH 44114 (216) 881-5300 X3200
	      (Name, Address and Telephone Number of Person
	    Authorized to Receive Notices and Communications)

			    February 19, 1997
		   (Date of Event which Requires Filing
			    of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


		    Continued on the following page(s)

			    Page 1 of 9 Pages

CUSIP No. 186780-10-2                  13D                   Page 2 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert H. Kanner Deferred Compensation Trust B        53-0246410

2   Check the Appropriate Box if a member of a Group*             (a)  /   /

								  (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

	 PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2e)
								       /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

	 USA

		   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     1,300,000 Shares of Beneficial Interest
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    None
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

			     1,300,000 Shares of Beneficial Interest

		   10   SHARED DISPOSITIVE POWER

			     None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	      1,300,000 Common and Common Stock equivalent

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

								       /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	      25.3% of shares outstanding

14  TYPE OF REPORTING PERSON*

CUSIP No. 186780-10-2                  13D                   Page 3 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Buckeye Business Products, Inc. Bargaining Unit Pension Trust

2   Check the Appropriate Box if a member of a Group*             (a)  /   /

								  (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

	 PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2e)
								       /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

	 USA

		   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     5,000 Shares of Beneficial Interest
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    None
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

			     5,000 Shares of Beneficial Interest

		   10   SHARED DISPOSITIVE POWER

			     None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	      5,000 Common and Common Stock equivalent

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

								       /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	      0.1% of shares outstanding

14  TYPE OF REPORTING PERSON*

	      EP



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CUSIP No. 186780102                                          Page 4 of 9 Pages






Item 1.  Security and Issuer.

The Schedule 13D as originally filed related to shares of Beneficial Interest, $1.00 par value (the "Shares"), of CleveTrust Realty Investors (the
"Issuer"). The Schedule 13D as originally filed reported the address of the Issuer as 2001 Crocker Road, Suite 400, Westlake, Ohio 44145.


Item 2.  Identity and Background.

The Schedule 13D as originally filed reflected The Robert H. Kanner
Deferred Compensation Trust B ("Trust B") and The Buckeye Business Products, Inc. Bargaining Unit Pension Trust (the "Pension Trust") as reporting persons.

The Schedule 13D as originally filed indicated that Trust B invests deferred compensation funds paid to it pending distribution to Robert H. Kanner, the sole beneficiary of Trust B, in accordance with the terms of Trust B. The
Schedule 13D as originally filed also indicated that Mr. Kanner is not a trustee of Trust B; rather, the trustees of Trust B are Stephen R. Kalette and Eleonora Grmek.

The Schedule 13D as originally filed indicated that the Pension Trust is a defined benefit pension plan for certain employees of Buckeye Business Products, Inc. ("Buckeye"). Trustees of the Pension Trust are Mr. Kanner, Mr. Kalette and Ms. Grmek, none of whom are participants in the pension plan. Subsequent amendments to Schedule 13D reported that Buckeye became a division of Bobbie Brooks, Incorporated ("Brooks") effective January 1, 1994. This
Schedule 13D is further amended to reflect that Buckeye became a Division of Pubco Corporation ("Pubco") on June 27, 1996 as the result of the merger of Brooks into Pubco on that date.

Trust B and the Pension Trust are sometimes collectively referred to in this
Schedule 13D as the "Reporting Persons".

The Schedule 13D as originally filed reported that Mr. Kanner was the sole stockholder, a director and an executive officer of Buckeye. Subsequent amendments to this Schedule 13D reported that Mr. Kanner was a director and executive officer of Brooks and a director, executive officer and controlling stockholder of Pubco. The Schedule 13D as originally filed reported that Mr. Kalette was a director and executive officer of Buckeye. Subsequent amendments to this Schedule 13D reported that Mr. Kalette was a director and executive officer of Brooks and Pubco. The Schedule 13D as originally filed reported that Ms. Grmek was an executive officer of Buckeye.









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CUSIP No. 186780102                                          Page 5 of 9 Pages






The Schedule 13D as originally filed reported that Buckeye manufactures and distributes computer and data processing ribbons and other related office equipment supplies. The Schedule 13D as originally filed reported that the business of Brooks and Pubco were retail sales, commercial printing, apparel manufacturing and commercial real estate. This Schedule 13D is further amended to reflect that in addition to Buckeye's business, Pubco also manufactures and distributes equipment for the construction and related industries through a subsidiary, but no longer is involved in retail sales, commercial printing, apparel sales or commercial real estate.

The Schedule 13D as originally filed reported that Mr. Kanner is a member of the Board of Trustees of the Issuer.

The Schedule 13D as originally filed reported that none of the Reporting Persons or their respective trustees have been convicted during the last five years in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D and none of the Reporting Persons or their respective trustees have been a party during the last five years to any proceeding described in Item 2(e) of
Schedule 13D.

The Schedule 13D as originally filed reported that all of the individuals named are citizens of the United States of America.

The Schedule 13D as originally filed reported that the business address for the Reporting Persons and their respective trustees is 3830 Kelley Avenue, Cleveland, Ohio 44114.

The Schedule 13D is further amended to report that on February 19, 1997, the Issuer and its principal shareholders (the "Principal Shareholders") entered into a letter of intent (the "Letter of Intent") with RM Crowe Company ("RMC"). Trust B is a principal shareholder of the Issuer and executed the Letter of Intent. The Pension Trust is not and did not. The Letter of Intent provides that RMC, the Issuer, and the Principal Shareholders intend to negotiate definitive agreements for RMC to acquire all of the outstanding Shares at a price of $6.42 per share, in cash.

The Letter of Intent provides that RMC shall have until March 31, 1997, to conduct a due diligence investigation. To evidence its good faith, RMC has deposited $300,000 in an escrow account. RMC has the sole discretion to terminate the Letter of Intent on or before March 31, 1997 and the $300,000 will be refunded. Assuming RMC does not terminate on or before March 31, 1997, the Issuer, RMC and the Principal Shareholders intend to enter into mutually acceptable agreements providing for the Share purchase. It is anticipated that if the parties execute a definitive agreement, RMC would make








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CUSIP No. 186780102                                          Page 6 of 9 Pages






a tender offer for all of the Issuer's Shares in April, 1997. The trustees of the Issuer have unanimously approved the terms of the Letter of Intent and have agreed, in the event a definitive agreement is executed by the Issuer, that they will enter into an agreement to tender the shares they own in the tender offer. It is anticipated that the Issuer's Board of Trustees will unanimously recommend acceptance of the tender offer to the shareholders once the definitive agreement is executed.

The Letter of Intent provides that it may be terminated in certain circumstances. The Issuer has the right to terminate the Letter of Intent if RMC is unable to furnish it with evidence of preliminary approval of RMC's financing for the transaction on or before March 10, 1997.

The Letter of Intent states that it is expected that the definitive agreements will provide that RMC need not consummate the tender offer unless at least 90% of the outstanding Shares are tendered. RMC has indicated to the Issuer that if the tender offer is completed, RMC may desire to complete a merger to acquire, for the same consideration per Share as paid in the tender offer, any Shares not tendered. Consummation of the tender offer will be subject to the condition, among others, that, if neccessary, the Issuer will adopt an amendment to its declaration of trust to permit such a merger.

As a result of the execution of the Letter of Intent, the Principal Shareholders might be deemed to have acquired, as a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, beneficial ownership of all of the Shares of beneficial interest of the Issuer that are subject to the Letter of Intent. Each of the Reporting Persons expressly disclaim any beneficial ownership interest in any Shares held by any of the other Principal Shareholders. Nothing contained in this Schedule 13D should be deemed to be an admission by the Reporting Persons that a "group" exists within the meaning of Rule 13d-5(b)(1) as a result of the Letter of Intent. A copy of the Letter of Intent is filed with this Amendment No. 3 as Exhibit 1.


Item 3.  Source and Amount of Funds or Other Consideration.

The Schedule 13D as originally filed reported that Trust B used its own funds to purchase all Shares of the Issuer owned by it and the Pension Trust used its own funds to purchase all Shares of the Issuer owned by it. See Item 5.

CUSIP No. 186780102                                     Page 7 of 9 Pages






Item 4.  Purpose of Transaction.

The Schedule 13D as originally filed reported that each of the Reporting Persons purchased its own Shares for investment purposes. The Schedule 13D as originally filed also reported that neither Reporting Person had any plans or proposals of the type described in Item 4 of Schedule 13D, but that each reserved the right to acquire or dispose of shares and to make such plans or proposals in the future. The Schedule 13D as originally filed also reported that Mr. Kanner had been appointed a Trustee of the Issuer and might influence the affairs of the Issuer in that capacity. The Schedule 13D as originally filed also reported that Mr. Kanner reserved the right to acquire securities of the Issuer and to make such plans or proposals in the future.

The Schedule 13D is further amended to report, as described in Item 2 above, that Trust B is a party to the Letter of Intent. If the tender offer contemplated by the Letter of Intent is completed, the Reporting Persons dispose of all of their Shares for the price and in the manner contemplated by the Letter of Intent. The Letter of Intent also contemplates possible merger of the Issuer with another entity and payment to all other shareholders of the Issuer of the same cash consideration per Share as in the tender offer. The Letter of Intent provides that RMC shall be entitled to appoint new trustees of the Issuer upon consummation of the tender offer. If the tender offer is completed and the merger is not completed, the Shares may no longer be eligible for trading in any recognized market and the Issuer may be eleigible to terminate its registration and reporting under the Securities Exchange Act of 1934, depending on the number of shareholders of the Issuer after the tender offer.


Item 5.  Interest in Securities of the Issuer.

The Schedule 13D as originally filed reported that Trust B acquired 600,000 Shares (then 16.2% of the amount outstanding) on December 28, 1992 for $2.50 per Share in the Issuer's registered offering. Subsequent amendments reflected that Trust B acquired an additional 300,000 shares from the Issuer on January 14, 1994 at $3.25 per Share as part of the Issuer's rights offering, and acquired an additional 400,000 shares from the Issuer on February 4, 1994, pursuant to Trust B's oversubscription rights under the rights offering. The Schedule 13D is further amended to reflect that based upon the number of the Issuer's Shares currently outstanding, Trust B now owns 25.3% of the Issuer's outstanding Shares.

CUSIP No. 186780102                                     Page 8 of 9 Pages






The Schedule 13D as originally filed reported that the Pension Trust acquired 5,000 Shares (less than 1% of the amount outstanding) in the open market in 1986.

The Schedule 13D as originally filed reported that although Mr. Kalette and Ms. Grmek are trustees of each of Trust B and the Pension Trust, and Mr. Kanner is the beneficiary of Trust B and a trustee of the Pension Trust, Trust B and the Pension Trust disclaim the existence of a "group" between them, as that term is described in Rule 13d-5(b)(1). The purchases made by each Reporting Person were independent of one another, the beneficiaries of each Reporting Person differ, and the trustees of each Reporting Person act for the discreet benefit of each respective trust.

The Schedule 13D as originally filed reported that Trust B disclaims beneficial ownership of the Shares owned by the Pension Trust and the Pension Trust disclaims beneficial ownership of the Shares owned by Trust
B. The Schedule 13D is further amended to reflect that both the Pension Trust and Trust B disclaim beneficial ownership of any shares owned by any of the other Principal Shareholders.

The Schedule 13D as originally filed reported that Mr. Kalette and Ms. Grmek were not beneficiares of Trust B and therefore disclaimed beneficial ownership of the Shares owned by Trust B.

The Schedule 13D as originally filed reported that although each of the three trustees of the Pension Trust shared control over the Pension Trust (and the Shares owned by the Pension Trust) with the other two trustees, none was a participant in the pension plan and therefore each disclaimed beneficial ownership of the Shares owned by the Pension Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 2 for a description of the Letter of Intent, to which Trust B is bound.


Item 7.  Material to be Filed as Exhibits.

A copy of the Letter of Intent is filed herewith a Exhibit 1.

CUSIP No. 186780102                                      Page 9 of 9 Pages






				SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






February 28, 1997                 Robert H. Kanner Deferred
				  Compensation Trust B

				  By  /s/ Stephen R. Kalette
				    -----------------------------------
				     Stephen R. Kalette, Trustee



February 28, 1997                 Buckeye Business Products Bargaining
				  Unit Pension Trust


				  By    /s/ Stephen R. Kalette
				    -----------------------------------
				     Stephen R. Kalette, Trustee



7693H1-9

February 19, 1997


PERSONAL AND CONFIDENTIAL


R. Maurice Crowe, Jr.,  President
RM CROWE COMPANY
5944 Luther Lane, Suite 501
Dallas, Texas    75225

Re:     Letter of Intent

Dear Mr. Crowe:

     This letter (the "Letter of Intent") evidences the intention of CleveTrust Realty Investors, a Massachusetts business trust (the "Trust"), and RM Crowe Company, a Texas corporation, or an affiliate, subsidiary or assignee thereof (herein collectively referred to as "RMC"), to negotiate a transaction (the "Transaction") pursuant to which RMC would make a tender offer (the "Offer") to acquire all of the outstanding shares of beneficial interest, par value $1.00 per share, of the Trust (the "Shares") at a price of $6.42 per Share (assuming not more than 5,136,616 Shares are outstanding) net to the sellers in cash, without interest thereon (such amount or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Offer Consideration"), in accordance with and subject to the terms and conditions provided for herein, and in a definitive tender offer agreement (the "Agreement") between RMC and the Trust, and in a definitive shareholders agreement (the "Shareholders Agreement") between RMC and certain major shareholders of the Trust as identified on Annex A attached hereto (the "Principal Shareholders"), each of said agreements to be executed prior to the expiration of the Due Diligence Period (as hereinafter defined).

     The following is a summary of certain principal terms and conditions of the proposed agreements:

     A. Structure of the Transaction. The parties hereto currently expect the transaction to be structured as a purchase by RMC of all of the issued and outstanding Shares of the Trust. The parties contemplate that such purchase shall be effected pursuant to a tender offer to purchase all outstanding Shares of the Trust. In the event all the outstanding Shares are not tendered in the Offer, RMC may decide to cause the Trust to be merged with another entity, pursuant to which the remaining shareholders of the Trust other than RMC would receive in cash the same price per share as was paid in the Offer. If RMC should so decide, then RMC, the Trust and the Principal Shareholders shall cooperate in taking all actions reasonably required to permit and cause such merger to be effected, including, without limitation, by using their reasonable efforts to cause the governing documents of the Trust to be amended if necessary to permit such merger (and to cause such matter to be placed on the agenda for the shareholders meeting to be held in connection with approving a plan of liquidation, as contemplated by Paragraph I below), by including provisions for the same in the Agreement and by the Trust using its reasonable efforts to cause an opinion of Massachusetts counsel to be delivered to RMC that such merger is permitted and is valid and effective under Massachusetts law. RMC shall use reasonable efforts to furnish the Trust, on or prior to March 10, 1997, evidence of preliminary approval by RMC's capital partner or partners ("Financing Partner") addressing Financing Partner's willingness and intent to provide financing for the transaction contemplated by this Letter of Intent, subject to due diligence and the other terms and conditions referenced therein, but with references to pricing and rates of return omitted (the "Evidence of Preliminary Approval"). The parties contemplate that the Evidence of Preliminary Approval and the definitive documents for the financing of the Transaction shall provide that the obligations of the Trust under existing employment agreements with its executive officers shall have priority over any obligations that may be imposed on the Trust as a result of the financing of the Transaction. RMC agrees that RMC shall not without the prior written consent of the Trust
(i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Consideration, (iii) change the form of consideration to be paid in the Offer, or
(iv) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the Trust, its employees or the holders of the Trust's shares. RMC may without the consent of the Trust (a) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not be satisfied, or any applicable cure period shall not have expired, until such time as such conditions are satisfied or waived or such cure periods have expired and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer, but any such extension under (a) or (b) above shall not deprive the Trust of the right to terminate under Paragraph J(ii)(b)(II).

     B.  Purchase Price.   The Offer Consideration shall be
$6.42 per Share net to sellers in cash, without interest thereon, for all of the issued and outstanding Shares of the Trust. The Trust represents that there are 5,136,616 shares outstanding as of the date of this Letter of Intent. In addition, the Agreement shall provide that RMC and the Trust shall indemnify and hold the other harmless from any claim for any finder's, brokerage, commission or other fee in connection with the Transaction based upon arrangements made by or on behalf of RMC or the Trust, as the case may be.


In addition to the foregoing, RMC acknowledges, subject to investigation during its due diligence under Paragraph D below, that following completion of the Offer, RMC will use reasonable efforts to cause the Trust to perform and to continue to be responsible for its outstanding liabilities and obligations, including but not limited to obligations with respect to the CleveTrust Realty Investors Money Purchase Pension Plan and obligations for items such as health insurance and unused vacation pay as set out in CleveTrust Realty Investors Employee Handbook, to the extent employees are retained by the Trust, and the following obligations under existing employment agreements:

     (i) Compensation to Trust employees in lieu of stock options of approximately $925,000;

     (ii)  Employee severance payments of approximately
$1,250,000; and

     (iii) Incentive Compensation Program payments of approximately $1,100,000.

CleveTrust represents and warrants that the Pension Plan and Health Plan are current and that there are no contingent liabilities and/or amounts in arrears with respect thereto, and that the maximum liability for unused vacation pay as of the date hereof is $65,000.

     In addition, RMC shall increase the gross amount of the Offer by approximately $7,150 per day for each day, commencing on and including May 6, 1997, until the Offer is consummated.

     C.  Good Faith Deposit.     Upon full execution of this
Letter of Intent, subject to the execution of a mutually agreeable escrow agreement, RMC shall deposit $300,000 as a good faith deposit (such deposit plus any interest accrued thereon being referred to as the "Good Faith Deposit") for
the Trust entering into this Letter of Intent.   Subject to
the execution of such agreement, the Good Faith Deposit shall be deposited in an interest bearing account with Commonwealth Land Title Company, Suite 130, Dallas, Texas, 75225, Attn: Sally Ross. The Good Faith Deposit shall be deemed "at risk" at 6:00 p.m. CST, March 31, 1997, unless RMC terminates this Letter of Intent in writing prior to said time pursuant to Section J (vii) below. In the event RMC terminates this Letter of Intent on or prior to such time under J (vii) below, or in the event the Letter of Intent is terminated under J(i), J(ii)(a), J(iii), J(iv), J(v) (if terminated by RMC), J(vi), J(viii) or the next to the last sentence of J below, the Good Faith Deposit shall be immediately returned to RMC. In the event that RMC does not terminate and does consummate the Transaction on or before May 30, 1997, the Good Faith Deposit shall be returned to RMC.

     D. Due Diligence Period. From and after the date hereof, through and including March 31, 1997 (the "Due Diligence Period"), RMC and Financing Partner shall have and retain the right at their sole cost and determination to conduct
any and all due diligence investigations and inspections of
the Trust and its subsidiaries, assets, liabilities,
financial condition, results of operations, cash flows, business, prospects and relationships with third parties and shareholders that RMC, in its sole discretion, deems appropriate and desirable. RMC, Financing Partner and their respective financial and professional advisors shall have access to all documents, sites, employees, books and records, financial statements, correspondence, contracts,
tax returns, reports to any governmental or regulatory
agencies and information owned, possessed or controlled by
the Trust. The Trust shall, if requested by RMC, use reasonable efforts to provide RMC with all documents that are customary in real estate transactions. As part of its investigations, RMC may conduct Phase I or Phase II environmental audits of the Trust's properties. Without in any way intending by negative implication or otherwise to
limit the nature of this letter of intent, the parties
hereto understand that RMC may, during the Due Diligence Period, decline to proceed further with the Transaction or to execute the Agreement in the event for any reason RMC is
not satisfied in its sole discretion with the results of its due diligence investigations and inspections or the results of any such environmental or engineering audits. RMC agrees that all third parties which it retains to conduct environmental audits of the Trust's assets should name the Trust as a joint party in interest, and that copies of all investigative reports performed by such third parties on behalf of RMC shall be simultaneously furnished to the
Trust, with language enabling the Trust to rely on such
reports.   RMC's activities shall not unreasonably interfere
with the Trust's operation of its properties, or interfere
with the use of tenants or subtenants occupying the
property. The foregoing notwithstanding, the Trust's prior written approval, which will not be unreasonably withheld, shall be required prior to any testing or sampling of surface or subsurface soils, ground water or any other materials in or about the properties. RMC shall indemnify and hold the Trust harmless of and from any costs, expenses, or damages arising from personal injury or property damages caused by its environmental investigations or from any physical inspection of the Trust's properties, but each
party hereto acknowledges that the discovery of an environmental condition by RMC in the course of its investigation, by itself, shall not be deemed an event which results in RMC being responsible for indemnifying or holding the Trust harmless from the discovered environmental
condition.    Said indemnification shall survive the
termination of this or any succeeding agreement. EXCEPT AS OTHERWISE PROVIDED IN THIS LETTER OF INTENT (INCLUDING,
WITHOUT LIMITATION, PARAGRAPHS E AND Q BELOW), RMC
ACKNOWLEDGES THAT NEITHER THE TRUST NOR THE PRINCIPAL SHAREHOLDERS HAS MADE, WILL MAKE AND THEY COLLECTIVELY SPECIFICALLY NEGATE AND DISCLAIM ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR
IMPLIED, ORAL OR WRITTEN, PAST, PRESENT, OR FUTURE OF, AS
TO, CONCERNING OR WITH RESPECT TO THE TRUST AND ITS
PROPERTIES, AND SPECIFICALLY THAT NEITHER THE TRUST NOR THE PRINCIPAL SHAREHOLDERS HAS MADE, WILL MAKE AND THEY COLLECTIVELY SPECIFICALLY DISCLAIM ANY REPRESENTATIONS REGARDING COMPLIANCE WITH ANY ENVIRONMENTAL MATTERS, RMC ACKNOWLEDGING AND AGREEING THAT TO THE MAXIMUM EXTENT
PERMITTED BY LAW, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ARE MADE ON AN "AS IS" BASIS WITH ALL FAULTS.

     E. Representations and Warranties of the Trust and Principal Shareholders. The Agreement shall contain representations and warranties by the Trust, subject to mutually agreed upon exceptions stated on schedules attached to the Agreement, as to: (i) the Trust's organization, qualification, capitalization, lack of subsidiaries, except for an inactive corporation which holds real estate licenses for officers of the Trust, and authority as an organization and the enforceability of the Agreement; (ii) the status of the Trust's reports to the Securities and Exchange
Commission (the "Commission"), the accuracy and completeness of the Trust's financial statements, the absence of any undisclosed liabilities, and absence of certain changes from items disclosed in the Trust's most recently filed report to the Commission; (iii) governmental authorization for the Transaction (e.g. Hart - Scott - Rodino Antitrust
Improvements Act of 1976, as Amended (the "H-S-R" Act));
(iv) no contravention of, and no defaults under or violations of other material agreements or applicable laws;
(v) outstanding litigation, if any; (vi) the Trust's outstanding benefit plans and other labor matters, if any;
(vii) taxes; (viii) title to property, insurance and intellectual property; (ix) the disclosure to RMC of all material matters known to the executive officers of the Trust relating to the Trust and its financial condition and business and prospects; (x) a complete listing of and a lack of any defaults under any material contracts; and (xi) a disclaimer of any representations, warranties and/or indemnities with respect to environmental matters, or compliance with environmental laws, except as to the lack of actual knowledge regarding actual environmental liabilities, and the Trust's status of compliance with any written notice of violation from any governmental agency, if any. None of such warranties shall survive the consummation of the Offer.
The Agreement shall contain provisions permitting RMC to replace members of the Board of Trustees with its designees immediately following the consummation of the Offer and shall also contain covenants by the Trust, including without limitation the covenants referenced in Paragraph H below, regarding the conduct of the Trust's business and prohibitions of certain specified actions, access to records and properties of the Trust, and other covenants that are customary in transactions of this nature. The Shareholders
Agreement shall contain representations and warranties, and related indemnification obligations, all of which shall survive the consummation of the Offer, regarding title to the shares purchased, binding effect of the Shareholders
Agreement, authority to sell, the absence of liens on such shares, and non-contravention with any agreements or laws to which the Principal Shareholders are parties or subject that would impair the ability of the Principal Shareholders to deliver title to the Shares or impose financial liabilities or obligations on RMC as a result of the purchase thereof.
In the event RMC shall decide to effect the merger referenced in Paragraph A hereof, the Shareholders Agreement shall also contain a covenant to vote the shares subject to the Shareholders Agreement in favor of any amendments to the governing documents of the Trust to permit such merger.
     F. Representations and Warranties of RMC. The Agreement shall contain representations and warranties by RMC as to:
(i) RMC's corporate organization, qualification, and corporate power and authority and the enforceability of the Agreement (ii) governmental authorization; (iii) non-contravention of other agreements; and (iv) RMC's financial ability to complete the Offer and all transactions contemplated by this Letter of Intent. None of such warranties shall survive the consummation of the Offer.
	G. Conditions to the Offer. The Agreement shall provide that the only conditions to commencing and consummating the Offer are those set forth on Annex B to this Letter of Intent.

     H.  Conduct of Business.    Except as otherwise expressly
permitted by this Letter of Intent, during the period from
the date of this Letter of Intent and continuing until its expiration or termination or the consummation or termination of the Agreement, the Trust will conduct its operations only according to its ordinary and usual course of business consistent with past practice, in order to preserve intact its business organization.  The parties acknowledge that
three of the Trust's properties, the Englewood Bank
Building, in Englewood, Colorado, the Executive Club Office Building, in Denver, Colorado, and the Triangle Square Shopping Center, in Hilton Head Island, South Carolina, are subject to presently pending contracts of sale, and that the Trust shall be permitted to consummate such sales; provided, however, that the proceeds of such sales shall be applied only as mutually agreed upon by the Trust and RMC. The parties further agree that the Trust shall not enter into any other agreements of purchase or sale or letters of
intent with respect to any of its other properties or
assets, without the prior written consent of RMC. The Trust will also maintain its books and records in the usual manner, consistent with past practice and not permit a material change in any of its financial reporting, tax or accounting practices, except as may be required by generally accepted accounting principles. The Trust shall also not without the prior written consent of RMC (i) make any significant capital improvements except in the ordinary course of business, or as a result of emergency situations,
or commitments to sell, dispose of or acquire any assets or properties, except those that are subject to binding contracts as aforesaid; (ii)  declare or pay any dividends
on any of its shares of beneficial interest or make any changes to its present capitalization or issue, repurchase or redeem any shares of beneficial interest; or (iii) enter into or modify any material contract, agreement, or commitment (other than the extensions with respect to the above referenced existing binding purchase agreements), or incur any debt, liability or obligation, other than in the ordinary course of business. To the extent letters of intent exist with respect to certain properties owned by the Trust with potential buyers which are not binding and RMC deems their consummation detrimental to the value of the Trust's shares, RMC shall have the right to compel the Trust to terminate same. Further, with respect to the three (3) properties that are currently under contract, the Englewood Bank Building, in Englewood, Colorado, the Executive Club Office Building, in Denver, Colorado, and the Triangle
Square Shopping Center, in Hilton Head Island, South
Carolina, the Trust shall not (i) extend the contemplated closing dates for such contracts beyond May 5, 1997, or such later date which shall not be more than five (5) business days beyond the date as to which the Offer has been
extended, or (ii) amend the contracts to provide for reductions in the stated purchase price of more than 5%, without the prior written consent of RMC, which shall not be
unreasonably withheld or delayed.   During the period this
letter is in effect, the Trust shall use its best efforts to maintain and preserve intact Trust's business organization and goodwill, to retain the services of its officers and employees and others having business relationships with the Trust, and shall not increase the compensation of, or accrue any bonus to, any employee, officer or trustee of the Trust. Furthermore, the Trust shall advise RMC in writing of all new leases that are signed and any deferred maintenance and/or capital improvements that should or need to be done.

     I. No Solicitation. During the period from the execution date of this Letter of Intent and continuing until the earliest of (i) the termination of this Letter of Intent in accordance with its terms, (ii) the completion of the Offer or (iii) the termination of the Offer in accordance with the terms of the Agreement, the Trust shall not, nor shall it permit any of its officers, employees, trustees, representatives, or agents to, directly or indirectly, engage in any discussions with, furnish any nonpublic information to, enter into any agreement with, respond to any proposals from, or initiate, solicit or knowingly encourage any inquiries or the making of any proposal from any person or entity that may reasonably be expected to lead to, nor enter into any agreement with or respond to any proposals from any person or entity which constitutes or reflects, a competing bona-fide tender offer, other acquisition proposal, merger, consolidation, share exchange, business combination or similar transaction, or sale or disposition of all or a material portion of the Trust's assets or equity interests (whether or not the same is presently outstanding) (collectively, a "Competing Transaction"), PROVIDED, HOWEVER, that nothing in this Letter of Intent shall prohibit the Board of Trustees of the Trust from furnishing information to, or entering into, maintaining or continuing discussions with, any person or entity that makes an unsolicited proposal for a Competing Transaction in writing after the date hereof, if the Board of Trustees, after consultation with and based upon the written advice of the Trust's regularly engaged independent outside legal counsel, determines in good faith that taking such action is required in order for the Board of Trustees to comply with its fiduciary duty to shareholders under applicable law and provided further that actions taken by the Trust to obtain approval of its plan of liquidation shall not constitute a Competing Transaction so long as such plan does not become effective while the Letter of Intent or the Agreement is in effect. The Trust shall immediately notify RMC of the receipt of any such proposal and shall keep RMC reasonably informed of the status of any such proposal and shall obtain a confidentiality agreement from such third party that is no less favorable to the Trust than the confidentiality agreement with RMC, unless said party has previously executed a confidentiality agreement with the Trust.


     J. Termination; Amendment; Waiver. This Letter of Intent may be terminated, and the Agreement and Shareholders Agreement contemplated hereby may be abandoned at any time notwithstanding approval thereof, in any one or more of the following circumstances:

     (i) By mutual written consent duly authorized by the Board of Trustees of the Trust and the Board of Directors of RMC.

     (ii) By the Trust if (a) the Trust has not received the Evidence of Preliminary Approval in the form contemplated by Section A above on or before March 10, 1997, or on or before March 31, 1997, the Trust's President reasonably determines that the Trust will not be able to fulfill its obligations referred to in Section B above, (after giving effect to the Transaction and its financing), or (b) the Agreement and the Shareholders Agreement have been executed and (I) the Offer has not commenced on or before April 7, 1997, or (II) the purchase of shares pursuant to the Offer shall not have occurred on or before May 30, 1997, unless such purchase has not occurred because the Offer has expired, terminated or been withdrawn according to its terms or has been extended to allow cure by the Trust or Principal Shareholders of any breach.

     (iii) By the Trust if the Offer expires, or is terminated or withdrawn, in each case pursuant to its terms, without any of the Shares being purchased by RMC, or by RMC, if notwithstanding its good faith efforts to consummate the Offer, the Offer expires, or is terminated or withdrawn, in each case pursuant to its terms, without any of the Shares being purchased by RMC.

     (iv) By the Trust, if it shall have received a bona fide proposal from a third party for the Shares or substantially all the assets of the Trust at a price and on terms that the Board of Trustees of the Trust believes are more favorable to the Trust's shareholders than the transactions contemplated by this Letter of Intent, and the Board of Trustees shall have recommended such Competing
Transaction to its shareholders or resolved to do so.

     (v) By the Trust if RMC, or by RMC, if the Trust or any of the Principal Shareholders, shall have failed to comply in any material respect with any of the covenants and agreements contained in this Letter of Intent, or in the Agreement or in the Shareholders Agreement to be performed by such party at or prior to such date of termination, and such failure continues for ten business days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or if the representations and warranties of the Trust or the Principal Shareholders in the Agreement or the Shareholders Agreement were untrue or incorrect when made in any material respect, or such representations or warranties become and remain untrue or incorrect after the date of execution of the Agreement in any material respect, and the Trust or the Principal Shareholders, as the case may be, fails to cure such untrue or incorrect representation or warranty within ten business days after the actual receipt by the Trust or the Principal Shareholders, as the case may be, of written notice from RMC setting forth in detail the nature of such untruth or omission.

     (vi) By RMC, if (a) the Board of Trustees of the Trust withdraws, modifies or changes its recommendation of this Letter of Intent or the transactions contemplated hereby in a manner adverse to RMC or shall have resolved to do any of the foregoing, or (b) the Board of Trustees of the Trust shall have recommended to the shareholders of the Trust any Competing Transaction or resolved to do so or (c) a Competing Transaction has been proposed and the Board of Trustees of the Trust, within ten business days after such Competing Transaction is proposed, either fails to recommend against acceptance by the shareholders of such Competing Transaction, or takes no position with respect to the acceptance by its shareholders of the Competing Transaction.

     (vii) By RMC on or before March 31, 1997, if RMC in its sole discretion deems it inadvisable for RMC to proceed with the Offer.

     (viii) By RMC, if an unsolicited, bona fide offer for fifty percent or more of the shares of beneficial interest or assets of the Trust is made by a third party after March 31, 1997, and such unsolicited competing offer is not terminated or abandoned prior to the then scheduled expiration date of the Offer.

In addition, either RMC or the Trust may terminate the Letter of Intent if, despite good faith negotiations by the parties, the Agreement and the Shareholders Agreement are not executed by all the parties thereto on or before March 31, 1997, subject to the obligations of the parties set forth in Paragraph K below. In the event the agreements are not executed and either RMC on the one hand, or the Trust and one or more of the Principal Shareholders on the other hand, have not negotiated in good faith, then this Letter of Intent may be terminated under J (v) above by the party who did negotiate in good faith.

     K.  Fees and Expenses.     If this Letter of Intent or the
transactions contemplated hereby are terminated by the Trust pursuant to Section J(iv) above, or by RMC pursuant to J(v) or J (vi) above, then the Good Faith Deposit shall be refunded to RMC and, in addition, the Trust shall pay RMC a fee equal to $300,000, which fee shall be inclusive of all expenses of RMC. Such amount is agreed upon by and between the Trust and RMC as liquidated damages, due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof; and no other damages, rights or remedies shall in any case be collectible, enforceable or available to RMC, but RMC shall accept said sum as its total damages and relief. In the event this Letter of Intent or the transactions contemplated hereby are terminated by the Trust pursuant to Sections J(ii)(b) or J(v) above, the Trust as its sole remedy therefore shall be entitled to receive the Good Faith Deposit as liquidated damages; provided however, that if termination is pursuant to J(ii)(a), the Good Faith Deposit shall be returned to RMC, all costs and expenses incurred in connection with this Letter of Intent or the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, and no party hereto shall have any further liability to the other of any kind.
Such amount is agreed upon by and between the Principal Shareholders, the Trust and RMC as liquidated damages, due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof; and no other damages, rights or remedies shall in any case be collectible, enforceable or available to the Trust, or any of the Principal Shareholders, but the Trust and the Principal Shareholders shall accept payment to the Trust of said Good Faith Deposit as its and their total damages and relief. In the event this Letter of Intent terminates by its terms pursuant to the next to the last sentence of Paragraph J hereof, the Good Faith Deposit shall be returned to RMC, each party shall bear its own expenses in connection with the transaction and no party shall have any further liability one to the other of any kind. If this Letter of Intent is terminated pursuant to J(i), J(iii), J(vii) or J(viii) above, the Good Faith Deposit shall be returned to RMC, all costs and expenses incurred in connection with this Letter of Intent or the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, and no party shall have any further liability one to the other of any kind. The parties agree that the Agreement shall provide for $500,000 (rather than $300,000) in expense reimbursement to RMC (i) in the event the Agreement has been executed and the Offer has been commenced, but the Offer is not consummated and the Transaction is abandoned for the reasons specified in J(iv), J(v) (because of a breach by the Trust or the Principal Shareholders) or J(vi), or (ii) in the event the Offer is made as provided herein and kept open for at least 20 business days and (A) less than two-thirds of the outstanding Shares are validly tendered and not withdrawn by the Principal Shareholders or (B) as the result of the failure of Principal Shareholders holding two-thirds of the outstanding Shares to vote in favor of an amendment of the Trust's declaration of trust to permit a merger as contemplated by Section A hereof, such amendment is not adopted prior to the expiration of the Offer

     L. Publicity. RMC, the Trust and the Principal Shareholders agree that none of them will make or engage in any press release, publicity, or other public disclosure of the matters which are the subject of this Letter of Intent without the prior written consent of the other parties hereto (it being understood that the Trust may consent on behalf of Principal Shareholders in this regard), unless such party believes in good faith upon consultation with counsel that such press release, publicity or other public disclosure is required by law or legal process, in which event such party shall give the other parties hereto as much advance notice thereof as is practicable under the circumstances (which, in the case of notice to Principal Shareholders and Trust, shall be deemed sufficient if notice is given to the Trust) and shall give good faith consideration to any comments made with respect thereto by the other parties hereto prior to the time when such press release, publicity or other public disclosure is made. RMC acknowledges that, pursuant to the Trust's obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its Listing Agreement with the NASDAQ, the Trust shall issue a press release in the form attached hereto as Annex C promptly following the full execution of this Letter of Intent.

     M. HSR Filings: Other Approvals. If required, as promptly as practicable after the execution of the Agreement, subject to legal requirements, RMC, the Trust and Principal Shareholders will each use their best efforts to cause to be filed a premerger notification under the H-S-R Act. This Letter of Intent and the obligations of Principal Shareholders, the Trust and RMC to consummate the transactions contemplated by this Letter of Intent are and shall be subject to the receipt of all necessary governmental and regulatory approvals and consents for such transactions and to the compliance with any and all applicable laws. Notwithstanding the foregoing, the Trust hereby approves of and consents to this Letter of Intent and represents that its Board of Trustees, at a meeting duly called and held, or in a valid and effective action by written consent, has unanimously duly adopted this Letter of Intent, approved the Transaction, determined that the Transaction is fair to and in the best interest of the Trust's shareholders, and agrees that if and when the Offer is commenced, the Board of Trustees will recommend that the Company's shareholders accept the Offer and tender their shares pursuant to the Offer.

     N. Confidentiality. The parties acknowledge that the confidentiality agreement between RMC and the Trust dated December 23, 1996 exists and shall continue in effect and shall survive the execution and delivery of this Letter of Intent. Notwithstanding the foregoing, the parties understand that RMC and Financing Partner shall be entitled to, and Trust shall cooperate with RMC and Financing Partner in their efforts to, evaluate the Transaction and shall disclose any information related to Trust and its shareholders or affiliates and the Transaction reasonably requested by RMC and Financing Partner, the information that is contemplated by Section D, and any information that is reasonably required or appropriate in connection with any filing made by or on behalf of RMC with the Commission, any state securities commission, the National Association of Securities Dealers or any affiliate thereof, or any similar agency or organization, or otherwise in connection with any compliance by RMC with any federal or state securities or other laws. RMC shall use reasonable efforts to submit any supplemental information required by the Commission, and any other submissions to the Commission under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, in a manner that will not cause such information to become generally available to the public except to the extent it is not practicable or reasonably likely that such information or submission will remain confidential under the rules and regulations promulgated under the Securities Act and the Exchange Act and the practices and procedures of the Commission.

     O. Governing Law. The parties hereto acknowledge and agree that this letter and the Agreement shall be controlled, construed and governed by the laws of the State of Ohio, USA without regard to principles governing conflicts of laws.

     P. Counterparts; Effectiveness of Letter. This Letter of Intent may be executed simultaneously and in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This Letter of Intent shall become effective when executed by RMC, the Trust and the Principal Shareholders listed below (persons or entities), who each individually by their execution of this Letter of Intent represent and warrant that they either own solely and directly the amount of shares attributable to them in Annex
A attached hereto , or have the unrestricted ability without the consent of any other person or entity to cause such shares to be delivered to RMC in connection with the Transaction. The Trust and Principal Shareholders further represent and warrant that the shares listed on Annex A hereto constitute at least 55% of the outstanding shares of the Trust.

     Q. Obligations of Principal Shareholders. Each Principal Shareholder by execution of this Letter of Intent agrees that (i) until this Letter of Intent is terminated in accordance with its terms such Principal Shareholder shall not take any of the actions referenced in Paragraph I above, either with respect to the Trust or any of the shares they beneficially own, nor dispose of any Shares or enter into any arrangements for the disposition of any Shares except as contemplated by the Letter of Intent and (ii) in the event the Trust executes the Agreement, RMC has not terminated the Letter of Intent under J (vii) above, and this Letter of Intent has otherwise not been terminated, then at such time as the Agreement is executed, such Principal Shareholder (and/or the person or entity through which such Principal Shareholder beneficially owns shares) shall enter into the Shareholders Agreement pursuant to which such Principal Shareholders shall agree, subject to the terms and provisions of the Shareholders Agreement and the Agreement, to tender all Shares held or beneficially owned by the Principal Shareholder (which shall include all the shares listed on Annex A) in the Offer and not to withdraw them and containing the matters referenced in Paragraph E above. The only obligations of the Principal Shareholders under this Letter of Intent are those set forth in Sections L, M, P and Q.

     R. Exculpatory Clause. CleveTrust Realty Investors is a Massachusetts business trust which was organized to operate as a real estate investment trust and is governed by the terms of a Second Amended and Restated Declaration of Trust dated as of February 21, 1992 and as amended by Amendment dated February 21, 1995. No obligation of the Trust is personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but the Trust property or a specific portion thereof only shall be bound.

     S. Assignment; No Third Party Beneficiaries. The parties acknowledge that RMC may assign its rights under this Letter of Intent to any entity in which it or one of its affiliates has a material ownership interest, and in which the controlling shareholder of RMC has a key management position, provided that such entity assumes the obligation of RMC under this Letter of Intent, and provided, further, that no such assignment shall release RMC from its obligations hereunder. Otherwise, no party to this Letter of Intent shall be entitled to assign its rights or delegate its duties hereunder without the prior written consent of the other parties hereto. The parties hereto acknowledge and agree that, except for RMC, the Trust, the Principal Shareholders, and their respective permitted successors and assigns, no other party or entity shall have any rights or interests in or under this Letter Of Intent, the Agreement or the Shareholders Agreement.

A Schedule of all key dates in connection with this Letter of Intent is attached hereto as Annex D.

If RMC agrees to the terms and conditions of this Letter of Intent, please indicate such acceptance below by executing a copy hereof and returning such copy to the undersigned.

			 Very truly yours,

			 CLEVETRUST REALTY
			 INVESTORS

			 By:    /s/ John C. Kikol
			    -------------------------------
			     John C. Kikol, President and
			     Chairman

Accepted and agreed to this ___ day of February, 1997, by:
RM Crowe Company

BY:    /s/ Maurice Crowe, Jr.
   -----------------------------
    R. Maurice Crowe, Jr.



PRINCIPAL SHAREHOLDERS:
(as to Sections L, M Pand Q)




____________________________________
 Howard Amster, Individually


____________________________________
 Tamara Gould, Individually
 (wife of Howard Amster)

 Amster Trading Company


By:    /s/ Howard Amster
   ---------------------------------
    Howard Amster, President

The Robert H. Kanner Deferred
Compensation Trust B


By:    /s/ Stephen R. Kalette
   ----------------------------------
    Stephen R. Kallette, Co-Trustee



_______________________________________
 John C. Kikol, Individually


_________________________________________
 Leighton R. Rosenthal, Individually






Woodbourne Development, L.P.
By:
   --------------------------------------
    Clayton Management Company,
    General Partner

   By:   /s/ John D. Weil
      -----------------------------------
       John D. Weil, President


Clayton Management Company


By:
   --------------------------------------
    John D. Weil, President








208971.1A

ANNEX A




Principal Shareholder           # of Shares


Howard Amster                      373,712


Robert H. Kanner                 1,300,000


Leighton A. Rosenthal              393,000


John D. Weil                       720,000

John C. Kikol                       56,045

ANNEX B



CONDITIONS TO THE OFFER


Notwithstanding any other term or provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered, and may terminate the Offer if, (1) there have not been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares that constitute at least ninety percent (90%) of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" meaning, as of any date, the number of Shares outstanding, together with Shares the Trust is then required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans or otherwise), (2) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or any formal investigations relating to the Offer that may have been opened by the Department of Justice or the Federal Trade Commission (by means of a written request for additional information or otherwise) shall not have terminated, or (3) at any time after (date of Agreement) and before acceptance for payment of or the payment for such Shares any of the following events shall have occurred.

     (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, legislative, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) (A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by Federal securities laws, applicable Massachusetts law and the governing documents of the Trust (each as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer or the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser or any affiliate of Purchaser (B) seeking to obtain material damages or (C) otherwise directly relating to the transactions contemplated by the Offer
(ii) seeking to prohibit the ownership or operation by the Purchaser or any affiliate of Purchaser of all or any portion of the business or assets of the Trust or of the Purchaser or any affiliate of Purchaser or to compel the Purchaser or any affiliate of the Purchaser to dispose of or hold separate all or any portion of the business or assets of the Trust or of the Purchaser or any affiliate of the Purchaser or seeking to impose any limitation on the ability of the Purchaser or any affiliate of the Purchaser to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of the Purchaser or any affiliate of the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or any affiliate of the Purchaser on all matters properly presented to the Trust's shareholders, (iv) seeking to require divestiture by the Purchaser or any other affiliate of Purchaser of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Purchaser or any affiliate of the Purchaser as a result of the transactions contemplated by the Offer or any merger or other similar business combination with the Trust; or
(vi) in the reasonable judgment of the Purchaser, has or is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, condition
(financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Trust or any of its subsidiaries, the value of the Trust or the value of the Trust shares to the Purchaser;

     (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser or any affiliate of the Purchaser or the Trust or (ii) the Offer or any merger or other similar business combination by the Purchaser or any affiliate of the Purchaser with the Trust, by any court of Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the reasonable judgment of the Purchaser, results in or is reasonably likely to result in any of the effects or consequences referred to in clauses (i) through (vi) of paragraph (a) above;

     (c) the Purchaser shall have become aware of any facts that, in the reasonable judgment of the Purchaser, have or are reasonably likely to have any of the effects or consequences referred to in clauses (i) through (vi) of paragraph (a) above, in each case as compared to information actually known to Purchaser (or its designated agents involved in the transaction) prior to (date of the Agreement), or any change, event or condition shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition
(financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Trust or any of its subsidiaries that, in the reasonable judgment of the Purchaser, is or is reasonably likely to result in any of the effects or consequences referred to in clauses (i) through (vi) of paragraph (a) above;

      (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United
States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of shares, (iii) any fundamental change in the general political, market, economic or financial conditions in the United States or abroad that will, in the reasonable judgment of the Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Trust or the trading in, or value of, the Shares, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Purchaser, is reasonably likely to affect, the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (e)  the Trust or any of its subsidiaries shall have
(i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Trust, (v) altered or proposed to alter any material term of any outstanding security,
(vi) incurred any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of a material amount of assets, disposition of a material amount of assets or release or relinquishment of any material contractual or other right of the Trust, or entered into any agreement or amended any existing agreement that in the reasonable judgment of Purchaser has or is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholder equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Trust, the value of the Trust or the value of the shares to the Purchaser,
(viii) entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Offer; (ix) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 as amended) of the Trust, or (x) except as contemplated by paragraph (k) below amended, or authorized or proposed any amendment to, its Declaration of Trust or its bylaws, or the Purchaser shall become aware that the Trust or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to March 31, 1997;

     (f) a tender, exchange or other offer for fifty percent (50%) or more of the outstanding Shares shall have been made or publicly proposed to be made by any other person (including the Trust or any of its subsidiaries or affiliates, but excluding the Purchaser); or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Trust or any of its subsidiaries, but excluding the Purchaser) or "group"
(within the meaning of Section 13(d)(3) of the Exchange
Act) shall have acquired or proposed to acquire beneficial ownership of more than 50% of any class or series of capital stock of the Trust (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than fifty percent
(50%) of any class or series of capital stock of the Trust (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission prior to March 31, 1997, (ii) any such person, entity or group that prior to March 31, 1997, , had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of fifty percent (50%) or more of any class or series of capital stock of the Trust
(including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of fifty percent (50%) or more of any class or series of capital stock of the Trust (including the Shares), (iii) any person or group
(other than the Purchaser) shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Trust or (iv) any person (other than the Purchaser) shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made an offer or proposal or a public announcement reflecting an intent to acquire the Trust or fifty percent (50%) or more of the equity or the assets of the Trust;

     (g) any approval, permit, license, authorization, favorable review or consent of any Governmental Entity or any other person or entity that would be required for the acquisition or ownership of the Shares by the

Purchaser as described herein shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion, or any other approval permit, license, authorization, favorable review or consent deemed desirable by Purchaser in connection with the transaction shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion, if the failure to obtain the same, in the reasonable judgment of Purchaser, has or is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Trust, the value of the Trust, or the value of the shares in the Trust to the Purchaser.

     (h) the Purchaser shall have reached an agreement or understanding with the Trust providing for termination of the Offer, or the Purchaser or any affiliate of Purchaser shall have entered into a definitive agreement or announced an agreement in principle with the Trust providing for a merger or other business combination with the Trust or the purchase of stock or assets of the Trust;

     (i) the representations and warranties of the Trust or the Principal Shareholders in the Agreement or the Shareholders Agreement were untrue or incorrect when made in any material respect, or such representations or warranties become and remain untrue or incorrect after the date of such agreement in any material respect and the Trust fails to cure such untrue or incorrect representation or warranty within ten (10) business days after the actual receipt by the Trust of written notice from the Purchaser setting forth in detail the nature of such untruth or omission;

     (j) the Trust or the Principal Shareholders shall have breached or failed to comply in any material respect with any of its or their obligations under the Agreement or the Shareholders Agreement and, with respect to any such breach or failure that can be remedied, the breach or failure is not remedied within 10 business days after the Purchaser has furnished the Trust written notice of such breach or failure; or

     (k) In the event Purchaser shall contemplate effecting or causing to be effected a merger or business combination involving the Trust following consummation of the Offer (including, without limitation, a merger of the Trust into Purchaser or an affiliate of Purchaser) pursuant to which the shareholders of the Trust other than Purchaser or its affiliates shall receive an amount in cash equal to the amount per share paid in the Offer, and either (A) such merger and business combination shall not be permitted under applicable law and the governing documents of the Trust (or such governing documents shall not have been amended prior to the expiration of the Offer to permit such business combination or merger), or (B) Purchaser shall not have received prior to the expiration of the Offer, an opinion of reputable Massachusetts counsel reasonably satisfactory to it, to the effect that such merger or business combination is permitted and will be valid and effective under Massachusetts law; or

     (l) The [this] Agreement or the Shareholders Agreement is terminated in accordance with its terms; which in the reasonable judgment of the Purchaser in any such case makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this [Annex] will be final and binding upon all parties.

ANNEX C



NEWS RELEASE

FOR IMMEDIATE RELEASE

		CLEVETRUST REALTY INVESTORS
	    ANNOUNCES PROPOSED PURCHASE OFFER FROM
		       RM CROWE COMPANY



Westlake,  Ohio,   FEBRUARY 20, 1997  --  John C. Kikol, Chairman
and President of CleveTrust Realty Investors (CTRIS-Nasdaq), announced today that the Trust, certain major shareholders of the Trust, and RM Crowe Company, a Texas Corporation ("RMC"), have executed a letter of intent which provides that RMC, the Trust, and such shareholders intend to negotiate definitive agreements pursuant to which RMC would acquire all of the outstanding shares of beneficial interest of the Trust at a price of Six Dollars and Forty-Two Cents ($6.42) per share, in cash. The letter of intent provides that RMC shall have until March 31, 1997, to conduct a due diligence investigation. To evidence its good faith, RMC has deposited Three Hundred Thousand Dollars ($300,000) in an escrow account. RMC has the sole discretion to terminate the letter of intent on or before March 31, 1997, and the $300,000 will be refunded. Assuming RMC does not terminate the letter of intent on or before March 31, 1997 and RMC satisfactorily completes its due diligence, the $300,000 escrow deposit will become nonrefundable, except in certain specified instances. The Trust, RMC, and certain major shareholders of the Trust, intend to enter into mutually acceptable definitive agreements providing for the share purchase. It is anticipated that, if the principal parties execute a definitive agreement, RMC would make a tender offer for all the Trust's shares in April, 1997. The Trustees have unanimously approved the terms of the letter of intent and have agreed, in the event a definitive agreement is executed by the Trust, they will enter into an agreement to tender the shares they own in the tender offer. The Trustees and certain family members hold directly or indirectly approximately 70% of the outstanding shares. It is anticipated that the Trust's Board of Trustees will unanimously recommend acceptance of the tender offer to the shareholders once the definitive agreement is executed.

     The definitive agreement to make the tender offer, if executed, will be subject to many conditions customary in such transactions, and there can be no assurances that the definitive agreement will be executed, or that the tender offer will be commenced or completed. The letter of intent provides that it may be terminated in certain circumstances. The Trust has the right to terminate the Letter of Intent if RMC is unable to furnish it with evidence of preliminary approval of RMC's financing for the transaction on or before March 10, 1997. If the letter of intent is terminated because the Trust recommends a competing offer or because the Trust breaches the terms of the letter of intent, the $300,000 good faith deposit will be refunded and the Trust will be required to pay RMC liquidated damages of $300,000.

	The letter of intent states that it is expected that the definitive agreement provide that RMC need not consummate the tender offer unless at least 90% of the outstanding shares are tendered. RMC has indicated to the Trust that, if the tender offer is completed, RMC may desire to complete a merger to acquire, for the same consideration per share as paid in the tender offer, any shares not tendered. The consummation of the tender offer will be subject to the condition that if necessary the Trust will adopt an amendment to its declaration of trust to permit such a merger.

	The Trust announced that the Annual Shareholders' Meeting scheduled for February 25, 1997, has been rescheduled for April 29, 1997. The shareholders will be asked to approve an amended employment contract for Mr. Kikol and the previously announced proposed plan of liquidation which would not become effective if the tender offer is completed. The Trustees have previously agreed to vote in favor of the amended employment agreements and the plan of liquidation. It was previously announced that the estimated proceeds from the three-year plan of liquidation would be in the range of $5.75 to $6.50 per share. This is a forward looking statement, and the actual results could be affected by many factors, including demand and availability in the market for the type and location of properties owned by the Trust and the availability and terms of financing for commercial real estate.

     Finally, as announced previously, the Trust has executed sales contracts for three properties, with potential sales proceeds of approximately $14,100,000 in the aggregate. The letter of intent will not affect these sales, although there can be no assurance that the prospective buyers will ultimately complete the transactions.
		      #   #   #   #

ANNEX D






Requirement                           Date Due (Completed)

Evidence of Preliminary
Approval of Financing Partner               3/10/97

End of Due Diligence                        3/31/97

Execution of Tender Offer Agreement         3/31/97

Commencement of Tender Offer                4/07/97

Initial Completion Date for
Tender Offer                                5/05/97

Final Date for Completion of
Tender Offer                                5/30/97

Date for Commencement of Additional
Purchase Price                              5/06/97